EXHIBIT (a)(1)(v)

[MMC Letterhead]

May 20, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

The MMC Stock Option Exchange program opens at 9:00 a.m. U.S. Eastern Time on May 23, 2005 and closes at 5:00 p.m. U.S. Eastern Time on June 30, 2005, unless the offer is extended. You are eligible to participate in the program. Note that eligibility is based on such factors as employment status, exercise price of outstanding stock options and average high and low prices of MMC stock on May 18, 2005.

Making a Decision About Whether or Not to Participate
You will be sent personalized information on which of your options are eligible for exchange and the exchange ratios. At the same time, you will receive important information on the exchange process, a summary of the general tax implications of the exchange, answers to frequently asked questions, and instructions on how to elect to exchange your options. Please read the materials carefully before deciding whether or not to participate. If you decide to exchange your options, you must submit your election before 5:00 p.m. U.S. Eastern Time on June 30, 2005.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance.

May 20, 2005

For your consideration, listed below are examples of “breakeven” stock prices for five annual grants. This breakeven price is calculated by comparing the aggregate spread (the difference between the exercise price and the then current stock price) of all shares covered by the eligible options against the aggregate spread of all shares covered by the new options. The breakeven point is the MMC stock price at which the aggregate spread of both options is equal. If the MMC stock price is higher than the breakeven price, not exchanging your options is more advantageous than exchanging them.

Original Grant Date: 3/16/2000 – Approximate Breakeven Stock Price US$52.22
Original Grant Date: 3/15/2001 – Approximate Breakeven Stock Price US$56.15
Original Grant Date: 3/21/2002 – Approximate Breakeven Stock Price US$66.38
Original Grant Date: 3/20/2003 – Approximate Breakeven Stock Price US$56.97
Original Grant Date: 3/17/2004 – Approximate Breakeven Stock Price US$61.71

The approximate breakeven stock prices assume an exercise price of $29.01, which may be substantially different than the actual exercise price determined on the grant date (expected to be July 1, 2005).

Please note that this example makes no forecast or prediction of the future market price of MMC common stock.

If You Have Questions
If you have questions about the Stock Option Exchange program, please contact MMC Global Compensation at 212-345-3500 between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time. You will be able to leave a voice message on this extension for calls after business hours.

We are pleased to offer the exchange program and encourage you to read the materials promptly to determine the exchange program’s value to you.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

May 20, 2005

Eligible MMC optionholders may obtain, free of charge, a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.